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04019956

SECURITIES A ... ON
Wa...

SEC FILE NUMBER
8- 030469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Neshaminy Interplex - Suite 102
(No. and Street)

Trevose	PA	19047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore G. Rothman — 215 245-2141 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore G. Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rothman Securities, Inc.

We have audited the accompanying statement of financial condition of Rothman Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 19, 2004

Sanville & Company
Certified Public Accountants

ROTHMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS		
Cash	$	18,097
Securities owned:		
Registered investment companies shares, at market value		60,435
Commissions receivable		26,085
Salesman draw in excess of commissions		34,239
Furniture and equipment, at cost less accumulated depreciation of $54,611		6,669
Total assets	$	145,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	17,475
Accrued pension plan contribution		30,978
Total liabilities		48,453
Commitments and contingent liabilities		
Stockholders' Equity:		
Preferred stock, $10 par value, authorized 100 shares issued and outstanding - 100 shares		1,000
Additional paid-in capital		185,663
Retained deficit		(89,591)
Total stockholders' equity		97,072
Total liabilities and stockholders' equity	$	145,525

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2003

REVENUE		
Commissions	$	761,497
Interest		34
Unrealized gain on securities		21,917
Total revenue		783,448
EXPENSES		
Salaries and other employment costs		187,744
Commissions		410,727
Occupancy costs and office expense		68,504
Communications		12,529
Regulatory fees and expenses		3,230
Travel and entertainment		22,022
Professional fees		28,110
Equipment rental		19,307
Depreciation		6,572
Other		14,684
Total expenses		773,429
Income before income taxes		10,019
Provision for income taxes		-
Net income	$	10,019

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2003	100	$ 1,000	$ 180,243	$ (99,610)	$ 81,633
Capital contribution	-	-	5,420	-	5,420
Net income	-	-	-	10,019	10,019
Balance at December 31, 2003	100	$ 1,000	$ 185,663	$ (89,591)	$ 97,072

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2003	$	-

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	10,019
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,572
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(21,951)
Commissions receivable		33,328
Salesman draw in excess of commissions		(5,539)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(10,375)
Accrued pension plan contribution		(5,696)
Net cash provided by operating activities		6,358
Cash flows from investing activities:		
Purchase of property and equipment		(2,282)
Net cash used in investing activities		(2,282)
Cash flows from financing activities:		
Capital contribution		5,420
Net cash provided by financing activities		5,420
Net increase in cash		9,496
Cash at beginning of year		8,601
Cash at end of year	$	18,097
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

1. ORGANIZATION

Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had net capital and capital requirements of $32,171 and $5,000, respectively. The Company's net capital ratio was 1.51 to 1.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN

The Company has a qualified non-contributory defined-benefit retirement plan covering substantially all of its employees. The plan benefits are based on years of service and the employees' compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the changes in benefit obligations, changes in plan assets and components of net periodic benefit cost for the pension:

Changes in Benefit Obligations:		
Benefit Obligation at Beginning of Year	$	224,827
Service Cost		2,136
Interest Cost		23,914
Actuarial Gain		(11,739)
Benefits Paid		-
Benefit Obligation at End of Year	$	239,138
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	$	171,633
Actual Return on Plan Assets		36,091
Employer Contribution		18,300
Plan Participants' Contributions		-
Benefits Paid		-
Fair Value of Plan Assets at End of Year	$	226,024
Funded Status:		
Benefit obligation at end of year	$	239,138
Less: Fair Value of Plan Assets at End of Year		226,024
Funded Status		(13,114)
Unrecognized Net Actuarial Gain		99,399
Unrecognized Transition Cost		176,076
Unrecognized Prior Service Cost		(293,339)
Accrued Benefit Liability	$	(30,978)

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN (Continued)

Weighted – Average assumptions as of December 31:		
Discounted rate		10%
Expected rate of return on plan assets		10%
Rate of compensation increase		0%

Components of net periodic benefit cost:		
Service cost	$	2,136
Interest cost		23,914
Expected return on plan assets		(18,155)
Amortization of transition		13,545
Amortization of (gain) loss		4,441
Amortization of prior service cost		(13,277)
Net periodic benefit cost	$	12,604

7. RELATED PARTY TRANSACTIONS

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business that is an insurance brokerage firm. The offices occupied by the Company are leased in the name of the Rothman Agency, the related entity. As a result of an informal management agreement between the Company and Agency, the Company paid office rent of $37,658 for the year ended December 31, 2003.

The Company pays a vehicle lease that is in the name of the majority stockholder under another informal agreement. The lease expense on this lease, classified as an operating lease, was $19,307 for the year ended December 31, 2003.

The Company's minority stockholder is a commission only salesman for the Company. Commissions paid for the year ended December 31, 2003 totaled $375,000. At December 31, 2003, the stockholder has been paid $34,239 in excess of commissions earned.

8. COMMITMENTS AND CONTINGENT LIABILITIES

In September 2003, a client of the Company filed a Statement of Claim with the National Association of Securities Dealers alleging unsuitability in the form of over-concentration in growth-oriented mutual funds. The Company has hired legal counsel and is actively contesting this matter and believes that in the event of an unfavorable outcome that there will be insurance coverage available to incur part or all of any settlement and that the ultimate outcome will not have a material adverse effect on the financial position of the Company.

Additionally, the Company is a defendant in a matter alleging breach of fiduciary duty and negligence. The Company is vigorously contesting this matter and believes that the ultimate outcome will not have a material adverse effect on the financial position of the Company.

Schedule I

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	97,072
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		97,072
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		15,000
Salesman draw in excess of commissions		34,239
Furniture and equipment, net		6,669
Total non-allowable assets		55,908
Net Capital before haircuts on securities positions		41,164
Investment securities:		
Registered investment companies shares		8,993
Net Capital	$	32,171

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	17,475
Accrued pension plan contribution		30,978
Total aggregate indebtedness	$	48,453
Percentage of aggregate indebtedness to Net Capital		151%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Schedule I (Continued)

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $48,453)	$	3,230
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	27,171
Excess Net Capital at 1000%	$	27,326

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2003 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2003	$	43,410
Decrease in allowable commissions receivable		(8,000)
Increase in accounts payable and accrued expenses		(8,935)
Decrease in accrued pension plan contribution		5,696
Net Capital per above	$	32,171

Schedule II

ROTHMAN SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 19, 2004